UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170083

DIVISION OF
CORPORATION FINANCE

January 25, 2017

Keir D. Gumbs
Covington & Burling LLP
kgumbs@cov.com

Re: Illumina, Inc.

Dear Mr. Gumbs:

This is in regard to your letter dated January 25, 2017 concerning the shareholder proposal submitted by James McRitchie for inclusion in Illumina's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Illumina therefore withdraws its request for a no-action letter from the Division received January 12, 2017. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

COVINGTON

BEIJING BRUSSELS LONDON LOS ANGELES
NEW YORK SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
T +1 202 662 6000

January 25, 2017

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Illumina - Withdrawal of No-Action Request Relating to Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Illumina, Inc. a Delaware corporation (the "*Company*"), to withdraw a January 12, 2017, no-action request seeking confirmation from the staff of the Division of Corporation Finance (the "*Staff*") that it would not recommend enforcement action to the U.S. Securities and Exchange Commission (the "*Commission*") if the Company excluded a shareholder proposal (the "*Shareholder Proposal*") submitted by James McRitchie (the "*Proponent*") from the proxy materials for its 2017 Annual Meeting of Shareholders.

Enclosed as Exhibit A is a letter from the Proponent, dated January 19, 2017, withdrawing the Proposal. In reliance on the letter from the Proponent and on behalf of the Company, we respectfully advise the Staff that we hereby withdraw the January 12, 2017, no-action request. If you have any questions or desire additional information, please contact the undersigned at (202) 662-5500.

Sincerely,

Keir D. Gumbs

Enclosures

cc: Robert Maynes, Director, Legal – Securities and Transactions Counsel

Exhibit A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 19, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Illumina Inc. (ILMN)
Proxy Access
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 12, 2017 no-action request
This is to withdraw the proposal.
This is based on the company adoption of its baby-step proxy access as described in its January 12, 2017 no-action request.
The company has only made a step in the right direction.

Sincerely,

John Chevedden

cc: James McRitchie

Robert Maynes <rmaynes@illumina.com>

COVINGTON

BEIJING BRUSSELS LONDON LOS ANGELES
NEW YORK SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
T +1 202 662 6000

January 12, 2016

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Illumina - Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Illumina, Inc. a Delaware corporation (the "*Company*"), to request confirmation from the staff of the Division of Corporation Finance (the "*Staff*") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "*Commission*") if the Company excludes the shareholder proposal described herein (the "*Shareholder Proposal*") submitted by James McRitchie (the "*Proponent*") from the proxy materials for its 2017 Annual Meeting of Shareholders (the "*2017 Proxy Materials*"). For the reasons set forth below, the Company intends to exclude the Shareholder Proposal from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10) under the Securities Exchange Act of 1934 (the "*Exchange Act*").

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Shareholder Proposal from the 2017 Proxy Materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

THE PROPOSAL

The Shareholder Proposal requests that the Company's Board of Directors adopt a "proxy access" bylaw pursuant to which any shareholder or group of 50 or more shareholders would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees in the Company's proxy statement, so long as the shareholder or group holds at least 3% of the Company's outstanding common stock continuously for at least three years before submitting the nomination. Under the Shareholder Proposal, shareholders would be permitted to nominate up to 25% of the Board or two directors, whichever is greater, and would be allowed to include a statement of support of their candidates, subject to a 500-word limitation. The Shareholder Proposal also seeks to impose other miscellaneous restrictions on the requested bylaw, including no limitation on the renomination of nominees based on the number or percentage of votes received in any election, no requirement that nominating shareholders pledge to hold their shares after the meeting if their candidates fail to win the election, and the inclusion of loaned shares in the shares used to satisfy the minimum ownership requirement if the shares can be recalled and are pledged to be held through the date of the annual meeting. A copy of the Shareholder Proposal is attached as <u>Exhibit A</u> hereto.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Company may exclude the Shareholder Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10), which provides that a shareholder proposal may be omitted from a company's proxy materials if "the company has already substantially implemented the proposal." The Company notes that on January 11, 2017, its board of directors (the "*Board*") approved amendments to the Company's bylaws consistent with the specifications outlined in the Shareholder Proposal -- that is, the bylaws provide that a shareholder or group of shareholders who have owned 3% or more of the Company's outstanding common stock for at least three years would have the right to include in the Company's proxy statement nominees to the board representing the greater of 20% of the Board or two directors (the "*Amended Bylaws*"). The Amended Bylaws are included in <u>Exhibit B</u>. Because the Amended Bylaws implement the essential elements of the Shareholder Proposal, the Company has substantially implemented the Shareholder Proposal. Consequently, we hereby inform the Staff that the Company intends to exclude the Shareholder Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10).

ANALYSIS

The Shareholder Proposal may be excluded under Rule 14a-8(i)(10) because the Amended Bylaws substantially implement the Shareholder Proposal

A. Rule 14a-8(i)(10) Background

The Amended Bylaws implement the essential elements of the Shareholder Proposal by providing a proxy access procedure under which one or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card shareholder-nominated director candidates representing the greater of 20% of the Board or two directors.

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy statement if the company has substantially implemented the proposal. The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." SEC Release No. 34-12598 (Jul. 7, 1976).

Rule 14a-8(i)(10) does not require that a company implement every detail of a proposal in order to rely on the exclusion. *See generally* SEC Release No. 34-20091 (Aug. 16, 1983). In fact, until 1983 the SEC had taken the position that a company needed to implement every aspect of a proposal in order to exclude it under Rule 14a-8(i)(10). In 1982, the SEC proposed abandoning this position, noting:

> The staff has granted no-action requests pursuant to paragraph (c)(10) only in those circumstances where the action requested by the proposal already has been "fully" effected. As a result of this interpretation proponents have argued successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal because the proposal has not been "fully" effectuated. As a means of eliminating this problem, the Commission is considering revising its interpretation of paragraph (c)(10) to permit the omission of a proposal as moot if the issuer has "substantially" implemented the action requested by the proposal. While the subjectivity of such an interpretation of paragraph (c)(10) may raise further interpretive problems, the Commission believes that the current interpretation may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process.

SEC Release No. 34-19135 (Oct. 14, 1982). The SEC adopted this revised approach in 1983.

Based on its revised approach, the Staff has taken the position that a proposal has been "substantially implemented" and may be excluded as moot when a company can demonstrate that it already has taken actions to address the essential elements of the proposal. *See, e.g.*, *Exelon Corp.* (Feb. 26, 2010)(proposal requesting report disclosing its policies and procedures for political contributions, excludable under Rule 14a-8(i)(10) based on Exelon's publicly-disclosed political spending report); *NetApp, Inc*. (Jun. 10, 2015) (proposal requesting elimination of supermajority voting provisions, excludable under Rule 14a-8(i)(10) based on the fact that the company had already eliminated all supermajority voting requirements from the company's bylaws). Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (proposal requesting that the Company subscribe to the "Valdez Principles" excludable based on the fact that the company had already adopted policies, practices and procedures with respect to the environment that compared favorably to the Valdez Principles).

The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. *See, e.g.*, *FedEx Corporation* (Jun. 15, 2011) (proposal requesting amendments to FedEx's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, substantially implemented by the "Succession Planning and Management Development" section of FedEx's publicly disclosed Corporate Governance Guidelines); *Citigroup Inc.* (Jan. 19, 2010) (proposal requesting the board of directors adopt a bylaw amendment requiring the company to have an independent director serve as lead director substantially implemented by the fact that the company had an independent director serving as board chairman and a bylaw in place requiring a lead director if the board chairman was not an independent director); *ConAgra Foods, Inc.* (Jul. 3, 2006) (proposal requesting publication of a sustainability report substantially implemented by the fact that the company had posted online a report on the topic of sustainability); *Talbots, Inc.* (Apr. 5, 2002) (proposal requesting that the company implement a corporate code of conduct based on the International Labor Organization (ILO) human rights standard substantially implemented where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards); and *Nordstrom, Inc.* (Feb. 8, 1995) (proposal requesting a code of conduct for its overseas suppliers substantially implemented by existing company guidelines).

In 2016, the SEC applied this approach to a number of no-action requests submitted by companies that adopted proxy access bylaws that implemented shareholder proposals on the topic. *See e.g., UnitedHealth Group, In*c. (Feb. 12, 2016)(proposal requesting proxy access bylaw excludable under Rule 14a-8(i)(10) where the company had adopted bylaw amendments creating a proxy access right); *Oracle Corporation* (Aug. 11, 2016)(same); *WD-40 Company* (Sept. 27, 2016) (same); *Cardinal Health, Inc.* (Jul. 20, 2016) (same). In these and many more letters, as is the present case, the shareholder proposal at issue sought the adoption of a proxy access bylaw by a company that had not previously adopted proxy access. In each of these no-action letters, the bylaw implemented the essential elements of the proposal although it did not adopt every single element of the proposal. For example, in the *Cardinal Health* no-action letter, the company's bylaw allowed the nomination of the greater of 20% of the board or two directors, while the proposal at issue sought a bylaw that allowed the nomination of the greater of 25% of the board or two directors. Notably, the company's formulation and the proposal would have resulted in a different number of potential nominees depending on the size of the board (i.e., they both would have resulted in 2 nominees if the board was comprised of 10 directors, while the shareholder proposal would have allowed the nomination of an additional director if the board was increased to 12 or more directors).

The fact that a proxy access bylaw need not incorporate every element of a shareholder proposal in order to provide a basis for exclusion under Rule 14a-8(i)(10) was recently made clear in the Staff's response to a no-action request submitted by Oshkosh Corp. *See generally Oshkosh Corp.* (Nov. 4, 2016). In that no-action letter, the Staff agreed with Oshkosh that it could rely on Rule 14a-8(i)(10) to exclude from its proxy materials a shareholder proposal that requested that Oshkosh make a number of changes to its existing proxy access bylaw. Specifically, the proposal at issue in that letter requested that the company amend the bylaw to:

(1) decrease the ownership requirement from 5% to 3%;
(2) increase the number of permitted proxy access-nominated candidates from 20% of the board to 25% of the board;
(3) eliminate Oshkosh's 20-stockholder limit on aggregation for the purposes of meeting the minimum ownership requirements;
(4) eliminate Oshkosh's limitation on the re-nomination of proxy access-nominated candidates who do not receive a specified percentage of votes;
(5) eliminate the requirement that a stockholder using proxy access provide a

statement of intent to hold the required percentage of shares after the annual meeting; and

(6) eliminate the requirement that loaned securities be recallable within 5 days in order for such shares to count toward the minimum ownership requirement.

Notably, Oshkosh only implemented three of these requests: it reduced the minimum ownership requirement from 5% to 3%, it eliminated the re-nomination limitation and eliminated the requirement that the stockholder make a representation regarding its intent to hold the required percentage of shares for at least one year following the annual meeting. Based on this information, the Staff agreed with Oshkosh that its proxy access bylaw as amended substantially implemented the proposal. Notably, the Staff did so despite the fact that the bylaw at issue did not implement every single aspect of the proposal. Instead, consistent with its historical approach to Rule 14a-8(i)(10), it focused on the fact that the amended bylaw implemented the essential elements of the proposal - the adoption of a proxy access bylaw that (i) had a minimum ownership amount that would allow reasonable use of the bylaw, (ii) allowed shareholders to aggregate shares to be able to rely on the bylaw, (iii) allowed for the nomination of two directors based on the current size of the company's board, and (iv) did not impose significant conditions on use of the bylaw.

Along similar lines, we believe the Staff's decision with respect to the exclusion of a proxy access shareholder proposal in *General Electric Company* (Mar. 3, 2015) supports our view that the Amended Bylaws substantially implement the Shareholder Proposal. In its no-action response, the Staff agreed with General Electric Company ("GE") that GE could exclude a proxy access proposal from its proxy materials on the basis that GE had adopted a proxy access bylaw that addressed the shareholder proposal's essential objectives. The shareholder proposal that was the subject of the *GE* letter sought a proxy access bylaw that would have allowed a shareholder or group of shareholders that collectively held at least 3% of GE's shares continuously for three years to nominate candidates representing up to 20% of GE's board and have such nominees listed with the board's nominees in GE's proxy statement. The Staff agreed with GE that its proxy access bylaw substantially implemented the shareholder proposal because GE's proxy access bylaw addressed the essential elements of the shareholder proposal. For example, as requested by the proposal, the GE bylaw provided that a group of shareholders who owned 3% or more of GE's common stock continuously for at least three years would have the right to include nominees representing up to 20% of GE's board in GE's proxy statement.

B. The Amended Bylaws Substantially Implement the Shareholder Proposal

The proxy access provisions in the Amended Bylaws substantially implement the Shareholder Proposal because the Amended Bylaws compare favorably to, and address the essential objective of the Shareholder Proposal: they provide a proxy access procedure under which one or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card, two shareholder-nominated director candidates. In particular, the Amended Bylaws address each element of the Shareholder Proposal as follows:

1. **Ownership Threshold and Holding Period:** The Shareholder Proposal would require that the Company adopt a proxy access right for shareholders who own (individually or as a group) 3% of the Company's outstanding common stock continuously for at least three years. The Amended Bylaws confer a proxy access right on shareholders (individually or acting as a group) who own 3% of the Company's outstanding common stock continuously for at least three years.

2. **Statement in Support:** The Shareholder Proposal would allow a shareholder to include with its nominations a statement in support of their candidates, not to exceed 500 words. The Amended Bylaws similarly allow a shareholder to include with its nomination through the proxy access provision a statement in support of its candidates, not to exceed 500 words.

3. **Number of Proxy Access Nominees:** The Shareholder Proposal seeks to allow shareholders to include in the Company's proxy materials shareholder nominees representing up to 25% of the seats on the Board, or two candidates, whichever is greater. The Amended Bylaws allow shareholders to include nominees representing up to 20% of the seats on the Board, or two candidates, whichever is greater. Although the limit on shareholder-nominated candidates differs slightly between the Shareholder Proposal and the Amended Bylaws, the difference is immaterial. The Board currently consists of nine directors, and consequently both the Shareholder Proposal and the Amended Bylaws would allow the nomination of up to two candidates through proxy access. Since 2010 the size of the Company Board has been between nine to eleven directors. As a result, if proxy access had been in place in the past six years, both the Shareholder Proposal and the Amended Bylaws would still have both only allowed the nomination of up to two candidates through proxy access.

4. **Shareholder Aggregation:** The Shareholder Proposal would allow up to 50 shareholders to aggregate their shares in order to meet the 3% ownership threshold. The Amended Bylaws allow up to 20 shareholders to aggregate their shares in order to meet the 3% ownership threshold. Although the Shareholder Proposal doesn't include a limitation on the number of shareholders that may aggregate their shares, the Shareholder Proposal and the Amended Bylaws are still similar in that they both allow shareholders to aggregate their shares in order to meet the minimum ownership requirements necessary to exercise the proposed proxy access right. Moreover, the difference between allowing 20 shareholders and 50 shareholders to aggregate their shares is not meaningful in the view of the Company.

   The Staff has previously allowed companies to rely on Rule 14a-8(i)(10) in similar circumstances. For example, the Staff granted no-action relief under Rule 14a-8(i)(10) to NVR, Inc. and Capital One Financial Corp. with respect to those companies' plans to exclude proxy access shareholder proposals seeking proxy access bylaws that would have allowed an unrestricted number of shareholders to aggregate their shares to be able to make nominations under their proxy access bylaws. *See, generally NVR, Inc*. (Mar. 25, 2016) (proposal requesting that the company amend its proxy access bylaw to eliminate its aggregation limitation among other changes, excludable under Rule 14a-8(i)(10) where the company had implemented some of the amendments, but retained its 20-stockholder aggregation limit); *Capital One Financial Corp*. (Feb. 12, 2016) (proposal requesting adoption of proxy access bylaw, excludable where the company had adopted a proxy access bylaw that included a 20-stockholder aggregation limit that was not included in the proposal).

We believe that the difference between the aggregation limit proposed by the Shareholder Proposal and the aggregation limit adopted by the Company is not meaningful. As of September 30, 2016, nine of the Company's largest stockholders each owned over 3% of the Company's common stock; in the aggregate, these nine holders held approximately 50% of the Company's outstanding common stock, while the next 11 stockholders each own at least 0.8% of the Company's outstanding common stock. As a result of this stock ownership profile, there are more than 300 combinations of the Company's largest 20 stockholders that could aggregate their shares to own more than 3% of the Company's common stock, and more than 600 combinations of the Company's largest 50 stockholders. As a result, the 20-person aggregation limit does not meaningfully restrict a stockholder's ability to exercise the proxy access right included in the Amended Bylaws. Instead, many Company stockholders currently have the right to make a proxy access nomination, while any small stockholder would have to aggregate their shares with those of a large stockholder in order to utilize the proxy access right, and they would not need more than 20 stockholders to be able to do so.

5. **Re-nomination Provisions.** The Shareholder Proposal requests that any proxy access bylaw include no limitations on the re-nomination of nominees based on the number or percentage of votes received in any election. The Amended Bylaws do not contain any such limitation.

6. **Statement of Intent to Hold Shares.** The Shareholder Proposal requests that any proxy access bylaw include no requirement that a nominating shareholder pledge to hold its stock after the annual meeting if their nominees fail to win election. The Amended Bylaws do not contain any such requirement.

7. **Treatment of Loaned Shares**: The Shareholder Proposal would require that the Company's proxy access bylaw count loaned shares towards the ownership threshold. The Amended Bylaws count loaned shares toward the minimum ownership requirements of the Amended Bylaws so long as the loaned shares can be recalled within five business days.

Based on the foregoing, we believe that the Company should be able to exclude the Shareholder Proposal from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10). Like the Shareholder Proposal, the Amended Bylaws provide a method for a shareholder or group of shareholders to nominate directors to the Board who will be included in the Company's proxy materials. Moreover, as illustrated by the discussion above, the Amended Bylaws include the key features sought by the Shareholder Proposal.

We recognize that the Amended Bylaws differ from the Shareholder Proposal in certain respects, however these differences are not significant enough to preclude the Company from concluding that the Shareholder Proposal has been substantially implemented by the Amended Bylaws. That is because, as articulated by the SEC in 1983, Rule 14a-8(i)(10) does not require that a proposal be "fully" effectuated in order for a company to exclude the proposal as moot. Instead, as the Staff has held on hundreds of occasions, the Amended Bylaws provide a basis for excluding the Shareholder Proposal because they implement the Shareholder Proposal's essential objective: the adoption of a proxy access bylaw that allows shareholders holding 3% of the Company's shares for 3 years to nominate two directors to the Company's current board.

CONCLUSION

Based on the foregoing facts and analysis, on behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Shareholder Proposal from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10). Please note that the Company expects to submit its proxy materials for printing no later than March 13, 2017; consequently, the Company would appreciate it if the Staff could respond to this request by then.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (202) 662-5500 or Robert Maynes, Director, Legal – Securities and Transactions Counsel of the Company, at (858) 291-6105.

Sincerely,

Keir D. Gumbs

Enclosures

cc: Robert Maynes, Director, Legal – Securities and Transactions Counsel

Exhibit A
The Proposal

Exhibit B

The Amended Bylaws

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Charles E. Dadswell
Secretary
Illumina Inc. (ILMN)
5200 Illumina Way
San Diego, CA 92122
PH: 858-202-4500
FX: 858-202-4766

Dear Corporate Secretary,

I am pleased to be a shareholder in Illumina Inc. (ILMN) and appreciate the leadership our company has shown. However, I also believe Illumina has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie

James McRitchie

December 3, 2016

Date

cc: John Chevedden

[ILMN – Rule 14a-8 Proposal, December 1, 2016]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders of Illumina, Inc. (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access with *essential elements* for *substantial implementation* as follows:

1. *Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.*
2. *Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.*
3. *The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.*
4. *No limitation, below fifty, shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of Required Stock.*
5. *No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.*
6. *The Company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.*
7. *Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the annual meeting.*

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices
(http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented access bylaws, such as the fact that even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.

Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to participate in the nominating process, the ability of shareholder nominees to effectively serve if elected, and the ability of shareholder nominees to run again. Adoption of bylaws with *all* the requested elements outlined above would help ensure meaningful proxy assess is available to more shareholders.

Increase Shareholder Value
Vote for Shareholder Proxy Access Enhancement – Proposal [4]

James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

BYLAWS

OF

ILLUMINA, INC.

Amended and Restated
as of January 11, 2017

TABLE OF CONTENTS

BYLAWS

OF

ILLUMINA, INC.

ARTICLE I

CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of the corporation shall be 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware. The name of the registered agent of the corporation at such location is Corporation Trust Company.

1.2 OTHER OFFICES

The board of directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the board of directors. The board of directors may, in its sole discretion, determine that the meeting shall not be held at any place but may instead be held by means of remote communication as authorized by Section 211 of the Delaware General Corporation Law, as amended. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation.

2.2 ANNUAL MEETING

The annual meeting of stockholders shall be held each year on a date and at a time designated by the board of directors. In the absence of such designation, the annual meeting of stockholders shall be held on the Second Tuesday of May in each year at 10:00 a.m. However, if such day falls on a legal holiday, then the meeting shall be held at the same time and place on the next succeeding full business day. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 SPECIAL MEETING

A special meeting of the stockholders may be called, at any time for any purpose or purposes, by the board of directors.

2.4 NOTICE OF STOCKHOLDERS' MEETINGS

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, date, and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Business transacted at a special meeting of stockholders shall be confined to the purpose or purposes of the meeting specified in the notice of meeting (or supplement or amendment thereto) given by or at the direction of the board of directors. Stockholders may not make nominations for directors or bring any business before a special meeting of stockholders.

2.5 MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

2.6 QUORUM

The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.7 ADJOURNED MEETING; NOTICE

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 VOTING; PARTICIPATION

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

If authorized by the board of directors, and subject to such guidelines and procedures as the board of directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication, participate in the meeting and be deemed present in person and vote at the meeting, whether such meeting is to be held at a designated place or solely by means of remote communication; provided that (a) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (b) the corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (c) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

2.9 WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

2.10 RECORD DATE FOR STOCKHOLDER NOTICE; VOTING; GIVING CONSENTS

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the board of directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the board of directors may fix a new record date for the adjourned meeting.

2.11 PROXIES

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action may authorize another person or persons to act for him by a written proxy, signed by the stockholder and filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(c) of the General Corporation Law of Delaware.

2.12 LIST OF STOCKHOLDERS ENTITLED TO VOTE

The officer who has charge of the stock ledger of a corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

2.13 NOMINATIONS FOR DIRECTORS

Nominations of persons for election to the board of directors of the corporation may be made only (i) by the board of directors at any meeting of stockholders and (ii) at an annual meeting of stockholders, by any stockholder of the corporation who is entitled to vote for the election of directors and who has complied with the procedures established by this Section 2.13. For a nomination to be properly brought before an annual meeting by a stockholder, the stockholder intending to make the nomination or bring other business before a meeting of shareholders, as the case may be (the "Proponent") must have given timely and proper notice thereof in writing to the secretary of the corporation, in accordance with, and containing all information and the completed questionnaire provided for in, this Section 2.13.

To be timely, a Proponent's notice must be delivered to or mailed to the secretary of the corporation and received at the principal executive offices of the corporation prior to the close of business not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders; provided, however, in the event the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date, then to be timely such notice must be received by the corporation not later than the close of business on the later of the 90th day prior to the date of the meeting or the 10th day following the date of Public Disclosure (defined below) of the date of the annual meeting. In no event shall any adjournment or postponement of an annual meeting of stockholders or announcement thereof commence a new time period or extend any time period for the giving of a Proponent's notice as required by this Section 2.13.

A Proponent's notice to the secretary shall set forth: (a) as to each person the Proponent proposes to nominate for election as a director at the annual meeting, (i) the name, age, business address, residence address and telephone number of such nominee and the name, business address and residence address of any Nominee Associated Persons (defined below), (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of stock of the corporation that are owned (beneficially and of record) by or on behalf of such nominee and by or on behalf of any Nominee Associated Person as of the date of the Proponent's notice, (iv) a description of such nominee's qualifications to be a director and (v) a statement as to whether such nominee would be an independent director, and the basis therefor, under the listing standards of the Nasdaq Global Market and the corporation's Corporate Governance Guidelines and (b) as to the Proponent and any Stockholder Associated Person (defined below) on whose behalf the nomination is being made, (i) the name and address of the Proponent, and any holder of record of the Proponent's shares of stock, as they appear on the corporation's books, and of any Stockholder Associated Person, (ii) the class and number of shares of stock of the corporation that are owned (beneficially and of record) by or on behalf of the Proponent and by or on behalf of any Stockholder Associated Person as of the date of the Proponent's notice, the date such shares were acquired and the investment intent with respect thereto, (iii) a representation and agreement that the Proponent will notify the corporation in writing of the class and number of shares of stock of the corporation that are owned (beneficially and of record) by or on behalf of the Proponent and by or on behalf of any Stockholder Associated Person as of the record date for the meeting, not later than the close of business on the third business day following the later of the record date or the date of Public Disclosure of the record date, (iv) a description of all purchases and sales of, or other transactions involving in any way, shares of stock of the corporation by or on behalf of the Proponent and by or on behalf of any Stockholder Associated Person during the twenty-four month period prior to the date of the Proponent's notice, including the date of the transactions, the class and number of shares and the consideration (without regard to whether such shares were or were not owned by the Proponent or any such person), (v) a description of any agreement, arrangement or understanding, including any Derivative Instrument (defined below), that has been entered into or is in effect as of the date of the Proponent's notice, by or on behalf of the Proponent, any Stockholder Associated Person, any nominee or any Nominee Associated Person, the effect or intent of which agreement, arrangement or understanding is to mitigate loss to, manage risk or benefit of stock price changes for, or increase or decrease the voting power of, the Proponent, any Stockholder Associated Person, any nominee or any Nominee Associated Person with respect to the corporation's securities, (vi) a representation and agreement that the Proponent will notify the corporation in writing of any such agreement, arrangement or understanding, including any Derivative Instrument, that has been entered into or is in effect as of the record date for the meeting, not later than the close of business on the third business day following the later of the record date or the date of Public Disclosure of the record date, (vii) a description of any other agreement, arrangement or understanding that has been entered into or is in effect as of the date of the Proponent's notice, between or among the Proponent, any Stockholder Associated Person, any nominee, any Nominee Associated Person or any other person, and that relates to such nomination or such nominee's service as a director of the corporation, (viii) a representation and agreement that the Proponent will notify the corporation in writing of any agreement, arrangement or understanding of the type described in clause (vii) above that has been entered into or is in effect as of the record date for the meeting, not later than the close of business on the third business day following the later of the record date or the date of Public Disclosure of the record date, (ix) a representation that the Proponent is the holder of record or beneficial owner of shares of stock of the corporation entitled to vote for the election of directors at the annual meeting and intends to appear in person or by proxy at the meeting to nominate any such nominee and (x) a representation as to whether the Proponent intends to deliver a proxy statement and/or form of proxy to stockholders and/or otherwise to solicit proxies from stockholders in support of such nomination.

The Proponent's notice shall also include a completed questionnaire (in the form provided by the secretary of the corporation upon request by the Proponent) signed by such nominee with respect to information of the type required by the corporation's questionnaires for directors and officers of the corporation in connection with the annual meeting of stockholders and various reports to the Securities and Exchange Commission. The questionnaire shall also include a representation and agreement that such nominee (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such nominee, if elected as a director of the corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been, or will not be within three business days thereafter, disclosed to the corporation or (B) any Voting Commitment that could limit or interfere with the nominee's ability to comply, if elected as a director of the corporation, with such nominee's fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the corporation that has not been, or will not be within three business days thereafter, disclosed to the corporation and (iii) in such nominee's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply, with applicable law and all applicable corporate governance, code of conduct and ethics, conflict of interest, corporate opportunities, confidentiality and stock ownership and trading policies and guidelines of the corporation.

No person proposed to be nominated by a stockholder shall be eligible for election as a director of the corporation unless such person is nominated in accordance with the procedures set forth in this Section 2.13. If the Proponent intending to nominate a person for election as a director of the corporation at an annual meeting pursuant to this Section 2.13 does not give timely and proper notice thereof in writing to the secretary of the corporation, in accordance with, and containing all information and the completed questionnaire provided for in, this Section 2.13, or if the Proponent (or a qualified representative of the Proponent) does not appear at the meeting to nominate such person for election as a director of the corporation, then, in any such case, such proposed nomination shall not be made, notwithstanding the fact that proxies in respect of such nomination may have been solicited or obtained. The chairman of the meeting shall, if the facts warrant, determine that the nomination was not properly made in accordance with the provisions of this Section 2.13, and, if the chairman should so determine, he or she shall declare to the meeting that such nomination was not properly made and shall be disregarded.

For purposes of these Bylaws:

"*Derivative Instrument*" means any option, warrant, convertible security, stock appreciation right, swap or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of stock of the corporation or with a value derived in whole or in part from the value of any class or series of shares of stock of the corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of stock of the corporation or otherwise directly or indirectly owned and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of stock of the corporation.

"*Nominee Associated Person*" of any nominee for election as a director means (i) any affiliate or associate (as such terms are defined for purposes of the Exchange Act) of the nominee and any other person acting in concert with any of the foregoing, (ii) any beneficial owner of shares of stock of the corporation owned of record or beneficially by such nominee and (iii) any person controlling, controlled by or under common control with such Nominee Associated Person.

"*Public Disclosure*" means disclosure made in a press release reported by Dow Jones News Service, Associated Press or a comparable national news service or in a document filed by the corporation pursuant to Section 13, 14 or 15(d) of the Exchange Act.

"*Stockholder Associated Person*" of any stockholder means (i) any affiliate or associate (as such terms are defined for purposes of the Exchange Act) of the stockholder and any other person acting in concert with any of the foregoing, (ii) any beneficial owner of shares of stock of the corporation owned of record or beneficially by such stockholder and (iii) any person controlling, controlled by or under common control with such Stockholder Associated Person.

2.14 PROXY ACCESS FOR DIRECTOR NOMINATIONS

Whenever the board of directors solicits proxies with respect to an annual meeting of stockholders, the corporation shall include in its proxy statement the name, together with the Required Information (defined below), of any Proxy Access Nominee (defined below) identified in a timely notice that satisfies this Section 2.14, delivered by one or more stockholders who at the time the request is delivered satisfy, or are acting on behalf of persons who satisfy, the ownership and other requirements of this Section 2.14 (such stockholder or stockholders, and any person on whose behalf they are acting, the “Eligible Stockholder”), and who expressly elects at the time of providing the notice required by this Section 2.14 (the “Notice of Proxy Access Nomination”) to have its nominee included in the corporation’s proxy materials pursuant to this Section 2.14.

To be timely, a Notice of Proxy Access Nomination must be delivered to the secretary of the corporation so as to be received at the principal executive offices of the corporation, in the case of an annual meeting, not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the anniversary date of the proxy statement for the immediately preceding annual meeting (the last day on which a Notice of Proxy Access Nomination may be delivered, the “Final Proxy Access Nomination Date”). In the event that the date of the regularly-scheduled annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the Eligible Stockholder must be so delivered not earlier than the 150th day prior to such annual meeting and not later than the close of business on the later of (x) the 120th day prior to such annual meeting and (y) the 10th day following the day on which public announcement of the date of such meeting is first made to be timely. In the event that no annual meeting was held in the previous year, or in the case of a special meeting called for the purpose of electing directors, the Notice of Proxy Access Nomination must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. In no event shall any adjournment or postponement of a meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of a Notice of Proxy Access Nomination as described above.

For purposes of this Section 2.14, "Proxy Access Nominee" shall mean a person properly nominated for director by a stockholder in accordance with this Section 2.14. The "Required Information" that the corporation will include in its proxy statement is (i) the information concerning the Proxy Access Nominee and the Eligible Stockholder that, as determined by the corporation, would be required to be disclosed in a proxy statement or other filings required to be filed pursuant to Regulation 14A (the "Proxy Rules") under the Exchange Act and (ii) if the Eligible Stockholder so elects, a Statement (defined below).

The corporation shall not be required to include a Proxy Access Nominee in its proxy materials for any meeting of stockholders for which (i) the secretary of the corporation receives a notice that the Eligible Stockholder has nominated a person for election to the board of directors pursuant to the notice requirements set forth in Section 2.13 of these bylaws and (ii) the Eligible Stockholder does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials pursuant to this Section 2.14.

The maximum number of Proxy Access Nominees (the "Permitted Number") that must be included in the corporation's proxy materials pursuant to this Section 2.14 shall not exceed the greater of two directors or 20% of the number of directors currently serving on the board as of the Final Proxy Access Nomination Date, rounded down to the nearest whole number. The following persons shall be considered Proxy Access Nominees for purposes of determining when the maximum number of Proxy Access Nominees provided for in this Section 2.14 has been reached: (1) any Proxy Access Nominee that was submitted by an Eligible Stockholder for inclusion in the corporation's proxy materials pursuant to this Section 2.14 whom the board decides to nominate as a board nominee, (2) any Stockholder nominee whose nomination is subsequently withdrawn and (3) any director who had been a Proxy Access Nominee at any of the preceding three annual meetings and whose reelection at the upcoming annual meeting is being recommended by the Board. The Permitted Number shall be reduced by the number of director candidates for which the corporation shall have received one or more valid notices that a stockholder (other than an Eligible Stockholder) intends to nominate director candidates at such annual meeting of stockholders pursuant to Section 2.13; provided, further, that in the event that one or more vacancies for any reason occurs on the board of directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the board of directors resolves to reduce the size of the board of directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced.

In the event that the number of Proxy Access Nominees submitted by Eligible Stockholders pursuant to this Section 2.14 exceeds the Permitted Number, each Eligible

Stockholder shall select one Proxy Access Nominee for inclusion in the corporation's proxy materials until the maximum number is reached, going in the order of the amount (largest to smallest) of shares of the corporation's capital stock owned by each Eligible Stockholder as disclosed in the written notice of the nomination submitted to the corporation. If the maximum number is not reached after each Eligible Stockholder has selected one Proxy Access Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the maximum number is reached.

An Eligible Stockholder must have owned 3% or more of the corporation's outstanding capital stock continuously for at least three years (the "Required Shares") as of both the date the written notice of the nomination is delivered to or mailed and received by the corporation in accordance with this Section 2.14, and the record date for determining stockholders entitled to vote at the meeting. For purposes of satisfying the foregoing ownership requirement under this Section 2.14, the shares of common stock owned by one or more stockholders, or by the person or persons who own shares of the corporation's common stock and on whose behalf any stockholder is acting, may be aggregated, provided that the number of stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20. Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (the "Investment Company Act") (such funds together under each of (i), (ii) or (iii) comprising a "Qualifying Fund") shall be treated as one owner for the purpose of determining the aggregate number of stockholders in this paragraph, and treated as one person for the purpose of determining "ownership" as defined in this Section 2.14, provided that each fund comprising a Qualifying Fund otherwise meets the requirements set forth in this Section 2.14. With respect to any one particular annual meeting, no person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 2.14.

For purposes of this Section 2.14, an Eligible Stockholder shall be deemed to "own" only those outstanding shares of the corporation's capital stock as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such Eligible Stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such Eligible Stockholder or any of its affiliates for any purposes or purchased by such Eligible Stockholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the corporation's capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such stockholder's or affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or affiliate. An Eligible Stockholder shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A stockholder's ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on no more than five business days' notice; or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. Whether outstanding shares of the corporation's capital stock are "owned" for these purposes shall be determined by the board of directors, which determination shall be conclusive and binding on the corporation and its stockholders. For purposes of this Section 2.14, the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

The Eligible Stockholder (including each member of a group of persons that is an Eligible Stockholder hereunder) must provide, with its timely notice of nomination, the following information in writing to the secretary: (in addition to the information required to be provided by Section 2.13):

(a) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Notice of Proxy Access Nomination is delivered to or mailed and received by the corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, as well as the Eligible Stockholder's agreement to provide: (i) within five business days after the record date for the meeting, written statements from the record holder and any intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date, and (ii) immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders;

(b) documentation satisfactory to the corporation demonstrating that a group of funds treated as one stockholder for purposes of this Section 2.14 are under common management and investment control;

(c) the written consent of each Proxy Access Nominee to be named in the proxy statement as a nominee and to serve as a director, if elected,

(d) a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act,

(e) in the case of a nomination by a group of stockholders that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and all matters related thereto, including withdrawal of the nomination;

(f) representations that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder hereunder): (i) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (ii) has not nominated and will not nominate for election to the board of directors at the meeting any person other than the Proxy Access Nominee(s) being nominated pursuant to this Section 2.14, (iii) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Nominee or a board nominee, (iv) will not distribute to any stockholder any form of proxy for the meeting other than the form distributed by the corporation, (v) intends to continue to own the Required Shares through the date of the meeting, (vi) will provide facts, statements and other information in all communications with the corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, (vii) is not and will not become party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Proxy Access Nominee, if elected as a director of the corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the corporation or (B) any Voting Commitment that could limit or interfere with such Proxy Access Nominee's ability to comply, if elected as a director of the corporation, with such person's fiduciary duties under applicable law, (viii) is not and will not become a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the corporation, and

(g) an undertaking that the Eligible Stockholder agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the corporation's stockholders or out of the information that the Eligible Stockholder provided to the corporation, (ii) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 2.14, (iii) file with the SEC all soliciting and other materials required under Rule 14a-6 under the Exchange Act and (iv) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting. The inspector of elections shall not give effect to the Eligible Stockholder's votes with respect to the election of directors if the Eligible Stockholder does not comply with each of the representations in clause (f) above.

The Eligible Stockholder may include with its timely notice of nomination a written statement for inclusion in the corporation's proxy statement for the meeting, not to exceed 500 words, in support of the Proxy Access Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 2.14, the corporation may omit from its proxy materials any information or Statement that it believes would violate any applicable law, rule, regulation or listing standard.

Within the time period specified in this Section 2.14 for providing a Notice of Proxy Access Nomination, a Proxy Access Nominee must deliver to the secretary of the corporation a written representation and agreement that such Proxy Access Nominee: (i) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Proxy Access Nominee, if elected as a director, will act or vote on any issue or question that has not been disclosed to the corporation, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with his or her candidacy for the board or his or her service or action as a director that has not been disclosed to the corporation, and (iii) will comply with applicable law and listing standards, all of the corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other policies and guidelines applicable to directors. At the request of the corporation, the Proxy Access Nominee must submit all completed and signed questionnaires required of the corporation's directors and officers. The corporation may also require that any Proxy Access Nominee furnish such other information as may reasonably be required by the corporation as necessary to permit the board of directors to determine whether each Proxy Access Nominee (i) is independent under applicable law, applicable listing standards, any applicable rules or regulations of the SEC and any publicly disclosed standards used by the board in determining and disclosing the independence of the corporation's directors (the "Applicable Independence Standards"); (ii) such Proxy Access Nominee has any direct or indirect relationship with the corporation other than those relationships that the board of directors or a committee of the board deems to be permitted under the corporation's policies and procedures, including its conflict of interest policies, and (iii) such Proxy Access Nominee is or has been subject to (A) any event specified in Item 401(f) of Regulation S-K under the Securities Act of 1933 (the "Securities Act") or (B) any order of the type specified in Rule 506(d) of Regulation D under the Securities Act. If the board of directors determines that the Proxy Access Nominee is not independent under the applicable standards, the Proxy Access Nominee will not be eligible for inclusion in the corporation's proxy materials. The corporation may also require any Proxy Access Nominee to furnish such other information as may reasonably be required by the corporation that the corporation reasonably believes could be material to a reasonable stockholder's understanding of (i) the independence, or lack thereof, of such Proxy Access Nominee and (ii) the qualifications or eligibility of such Proxy Access Nominee to serve as a director of the corporation.

In the event that any information or communications provided by the Eligible Stockholder or Proxy Access Nominee to the corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Proxy Access Nominee, as the case may be, shall promptly notify the secretary of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct.

The corporation shall not be required to include, pursuant to this Section 2.14, a Proxy Access Nominee in its proxy materials (or, if the proxy statement has already been filed, to allow the nomination of a Proxy Access Nominee, notwithstanding that proxies in respect of such vote may have been received by the corporation):

(a) for any meeting for which the secretary receives a notice that the Eligible Stockholder or any other stockholder has nominated a Proxy Access Nominee for election to the board of directors pursuant to the requirements of Section 2.13 and does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials pursuant to this Section 2.14,

(b) if the Eligible Stockholder who has nominated such Proxy Access Nominee has nominated for election to the board of directors at the annual meeting any person pursuant to Section 2.13, or has or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Nominee(s) or a board nominee,

(c) if the Proxy Access Nominee is or becomes a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the corporation, or is receiving or will receive any such compensation or other payment from any person or entity other than the corporation, in each case in connection with service as a director of the corporation, and such agreement, arrangement or understanding has not been disclosed to the corporation,

(d) if the Proxy Access Nominee is or becomes a party to any commitment or assurance to, any person or entity as to how such Proxy Access Nominee, if elected as a director, will act or vote on any issue or question, and such commitment or assurance has not been disclosed to the corporation,

(e) who is not independent under the Applicable Independence Standards, as determined by the board of directors,

(f) whose election as a member of the board of directors would cause the corporation to be in violation of these bylaws, the corporation's certificate of incorporation, the listing standards of the principal exchange upon which the corporation's capital stock is traded, or any applicable state or federal law, rule or regulation,

(g) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914,

(h) whose then-current or within the preceding ten (10) years' business or personal interests place such Proxy Access Nominee in a conflict of interest with the corporation or any of its subsidiaries that would cause such Proxy Access Nominee to violate any fiduciary duties of directors established pursuant to the General Corporation Law of Delaware, including but not limited to, the duty of loyalty and duty of care, as determined by the board of directors;

(i) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years,

(j) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act

(k) if such Proxy Access Nominee or the applicable Eligible Stockholder shall have provided information to the corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the board of directors, or

(l) if the Eligible Stockholder or applicable Proxy Access Nominee otherwise contravenes any of the agreements or representations made by such Eligible Stockholder or Proxy Access Nominee or fails to comply with its obligations pursuant to Section 2.13 or this Section 2.14.

Notwithstanding anything to the contrary set forth herein, the board of directors or the person presiding at the meeting shall declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation, if (a the Proxy Access Nominee(s) and/or the applicable Eligible Stockholder shall have breached its or their obligations, agreements, representations, undertakings and/or obligations under Section 2.13 or this Section 2.14, as determined by the board of directors or the person presiding at the meeting, or (b) the Eligible Stockholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this Section 2.14.

The Eligible Stockholder (including any person who owns shares that constitute part of the Eligible Stockholder's ownership for purposes of satisfying this Section 2.14) shall file with the SEC any solicitation or other communication with the corporation's stockholders relating to the meeting at which the Proxy Access Nominee will be nominated, regardless of whether any such filing is required under the Proxy Rules or whether any exemption from filing is available for such solicitation or other communication under the Proxy Rules.

The board of directors (and any other person or body authorized by the board of directors) shall have exclusive power and authority to interpret this Section 2.14 and to make any and all determinations necessary or advisable to apply this Section 2.14 to any persons, facts or circumstances, including the power to determine (a) whether a person or group of persons qualifies as an Eligible Stockholder; (b) whether outstanding shares of the corporation's capital stock are "owned" for purposes of meeting the ownership requirements of this Section 2.14; (c) whether a notice complies with the requirements of this Section 2.14; (d) whether a person satisfies the qualifications and requirements to be a Proxy Access Nominee; (e) whether inclusion of the Required Information in the corporation's proxy statement is consistent with all applicable laws, rules, regulations and listing standards; and (f) whether any and all requirements of Section 2.13 and 2.14 have been satisfied. Any such interpretation or determination adopted in good faith by the board of directors (or any other person or body authorized by the board of directors) shall be conclusive and binding on all persons, including the corporation and all record or beneficial owners of stock of the corporation.

2.15 <u>BUSINESS AT MEETINGS OF STOCKHOLDERS</u>

At any meeting of stockholders, only such business shall be transacted as shall have been properly brought before the meeting. To be properly brought before a meeting of stockholders, business must be (a) specified in the notice of meeting (or any supplement or amendment thereto) given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board of directors or (c) in the case of an annual meeting of stockholders, properly brought before the meeting by a stockholder who is entitled to vote and who has complied with the procedures established by this Section 2.15. For business to be properly brought before an annual meeting by a stockholder (other than the nomination of a person for election as a director, which is governed by Section 2.13 of these Bylaws), the Proponent (defined in Section 2.13) must have given timely and proper notice thereof in writing to the secretary of the corporation, in accordance with, and containing all information provided for, in this Section 2.15, and such business must be a proper matter for stockholder action under the General Corporation Law of Delaware.

To be timely, a Proponent's notice must be delivered to or mailed to the secretary of the corporation and received at the principal executive offices of the corporation prior to the close of business not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders*;* provided, however, in the event the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date, then to be timely such notice must be received by the corporation not later than the close of business on the later of the 90th day prior to the date of the meeting or the 10th day following the date of Public Disclosure (defined in Section 2.13) of the date of the annual meeting. In no event shall any adjournment or postponement of an annual meeting of stockholders or announcement thereof commence a new time period or extend any time period for the giving of a Proponent's notice as required by this Section 2.15.

A Proponent's notice to the secretary shall set forth: (a) as to each matter the Proponent proposes to bring before the annual meeting, a description of the business desired to be brought before the annual meeting, the reasons for transacting such business at the meeting and the text of any resolutions to be proposed, and whether the Proponent has communicated with any other stockholder or beneficial owner of shares of stock of the corporation regarding such business and (b) as to the Proponent and any Stockholder Associated Person (defined in Section 2.13) on whose behalf the proposal is being made, (i) the name and address of the Proponent, and any holder of record of the Proponent's shares of stock, as they appear on the corporation's books, and of any Stockholder Associated Person, (ii) the class and number of shares of stock of the corporation that are owned (beneficially and of record) by or on behalf of the Proponent and by or on behalf of any Stockholder Associated Person as of the date of the Proponent's notice, the date such shares were acquired and the investment intent with respect thereto, (iii) a representation and agreement that the Proponent will notify the corporation in writing of the class and number of shares of stock of the corporation that are owned (beneficially and of record) by or on behalf of the Proponent and by or on behalf of any Stockholder Associated Person as of the record date for the meeting, not later than the close of business on the third business day following the later of the record date or the date of Public Disclosure of the record date, (iv) a description of all purchases and sales of, or other transactions involving in any way, shares of stock of the corporation by or on behalf of the Proponent and by or on behalf of any Stockholder Associated Person during the twenty-four month period prior to the date of the Proponent's notice, including the date of the transactions, the class and number of shares and the consideration (without regard to whether such shares involved were or were not owned by the Proponent or any such person), (v) a description of any agreement, arrangement or understanding, including any Derivative Instrument (defined in Section 2.13), that has been entered into or is in effect as of the date of the Proponent's notice, by or on behalf of the Proponent or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of stock price changes for, or increase or decrease the voting power of, the Proponent or any Stockholder Associated Person with respect to the corporation's securities, (vi) a representation and agreement that the Proponent will notify the corporation in writing of any such agreement, arrangement or understanding, including any Derivative Instrument, that has been entered into or is in effect as of the record date for the meeting, not later than the close of business on the third business day following the later of the record date or the date of Public Disclosure of the record date, (vii) any material interest of the Proponent or any Stockholder Associated Person in such business, (viii) a description of any other agreement, arrangement or understanding that has been entered into or is in effect as of the date of the Proponent's notice, between or among the Proponent, any Stockholder Associated Person or any other person, and that relates to such business, (ix) a representation and agreement that the Proponent will notify the corporation in writing of any agreement, arrangement or understanding of the type described in clause (viii) above that has been entered into or is in effect as of the record date for the meeting, not later than the close of business on the third business day following the later of the record date or the date of Public Disclosure of the record date, (x) a representation that the Proponent is the holder of record or beneficial owner of shares of stock of the corporation entitled to vote for the election of directors at the annual meeting and intends to appear in person or by proxy at the meeting to propose such business and (xi) a representation as to whether the Proponent intends to deliver a proxy statement and/or form of proxy to stockholders and/or otherwise to solicit proxies from stockholders in support of such proposal.

No business proposed by a stockholder shall be transacted at an annual meeting of stockholders except in accordance with the procedures set forth in this Section 2.15. If the Proponent intending to propose business at an annual meeting pursuant to this Section 2.15 does not give timely and proper notice thereof in writing to the secretary of the corporation, in accordance with, and containing all information provided for in, this Section 2.15, or if the Proponent (or a qualified representative of the Proponent) does not appear at the meeting to present the proposed business, then, in any such case, such business shall not be transacted, notwithstanding the fact that proxies in respect of such business may have been solicited or obtained. The chairman of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the provisions of this Section 2.15, and, if the chairman should so determine, he or she shall declare to the meeting that such business was not properly brought before the meeting and shall not be transacted.

The requirements of this Section 2.15 shall apply to any business to be brought before an annual meeting of stockholders by a stockholder (other than the nomination by a stockholder of a person for election as a director, which is governed by Section 2.13 of these Bylaws) without regard to whether such business also is intended to be included in the corporation's proxy statement pursuant to Rule 14a-8 of the Exchange Act or whether such business is presented to stockholders by means of a proxy solicitation by any person other than by or on behalf of the board of directors.

ARTICLE III

DIRECTORS

3.1 POWERS

Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

3.2 NUMBER OF DIRECTORS; ELECTION; AND TERM OF OFFICE OF DIRECTORS

The board of directors shall consist of such number of directors determined from time to time by resolution of the board of directors. The number of directors may be changed by resolution of the board of directors, by an amendment to this bylaw, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to the certificate of incorporation. Upon the closing of the first sale of the corporation’s common stock pursuant to a firmly underwritten registered public offering (the “IPO”), the directors shall be divided into three classes, with the term of office of the first class, which class shall initially consist of two (2) directors, to expire at the first annual meeting of stockholders held after IPO; the term of office of the second class, which shall initially consist of two (2) directors, to expire at the second annual meeting of stockholders held after the IPO; the term of office of the third class, which class shall initially consist of three (3) directors, to expire at the third annual meeting of stockholders held after the IPO; and thereafter for each such term to expire at each third succeeding annual meeting of stockholders held after such election.

No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

Each director, including a director elected to fill a vacancy, shall hold office until his successor is elected and qualified or until his earlier resignation or removal.

.

3.3 QUALIFICATION OF DIRECTORS

Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed.

3.4 RESIGNATION AND VACANCIES

Any director may resign at any time upon written notice to the corporation.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(a) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Such directors or director shall have the authority to appoint any newly appointed director to serve as a member of a particular class of directors.

(b) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Directors appointed to fill a vacancy of such class or classes or series will be appointed to serve in the same class of directors as the director he or she is being appointed to replace.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten (10) percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The board of directors of the corporation may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 FIRST MEETINGS

The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

3.7 REGULAR MEETINGS

Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.8 SPECIAL MEETINGS; NOTICE

Special meetings of the board may be called by the chairman of the board, or the chief executive officer, on three days' notice to each director if provided either by mail or overnight courier, or on 24 hours' notice if provided either personally, by telephone, or email; special meetings shall be called by the chief executive officer or secretary in like manner and on like notice on the written request of two directors unless the board consists of only one director, in which case special meetings shall be called by the chief executive officer or secretary in like manner and on like notice on the written request of the sole director.

3.9 QUORUM

At all meetings of the board of directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.10 **<u>WAIVER OF NOTICE</u>**

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.11 **ADJOURNED MEETING; NOTICE**

If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.12 **BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the board or committee.

3.13 **FEES AND COMPENSATION OF DIRECTORS**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors.

3.14 **APPROVAL OF LOANS TO OFFICERS**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing contained in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.15 **REMOVAL OF DIRECTORS**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

3.16 MAJORITY VOTING

Each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee, with "abstentions" and "broker non-votes" not counted as votes cast either "for" or "against" such director's election) at any meeting for the election of directors at which a quorum is present, *provided*, that in a contested election (meaning that the number of persons properly nominated to serve as directors exceeds the number of directors to be elected), the directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at such meeting and entitled to vote on the election of directors and recommended for adoption by the board of directors.

ARTICLE IV

COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, with each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she, or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) amend the certificate of incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in Section 151(a) of the General Corporation Law of Delaware, fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation), (ii) adopt an agreement of merger or consolidation under Sections 251 or 252 of the General Corporation Law of Delaware, (iii) recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, (iv) recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution, or (v) amend the bylaws of the corporation; and, unless the board resolution establishing the committee, the bylaws or the certificate of incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the General Corporation Law of Delaware.

4.2 COMMITTEE MINUTES

Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

4.3 MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these bylaws, Section 3.5 (place of meetings and meetings by telephone), Section 3.7 (regular meetings), Section 3.8 (special meetings and notice), Section 3.9 (quorum), Section 3.10 (waiver of notice), Section 3.11 (adjournment and notice of adjournment), and Section 3.12 (action without a meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members (including its chairman) for the board of directors and its members (including its chairman); *provided, however,* that the time of regular meetings of committees may also be called by resolution of the board of directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 OFFICERS

The officers of the corporation shall be a chief executive officer, a president, one or more vice presidents, a secretary, and a treasurer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more assistant vice presidents, assistant secretaries, assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2 ELECTION OF OFFICERS

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be chosen by the board of directors, subject to the rights, if any, of an officer under any contract of employment.

5.3 SUBORDINATE OFFICERS

The board of directors may appoint, or empower the chief executive officer to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

5.4 REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

5.6 CHAIRMAN OF THE BOARD

The chairman of the board, if such an officer be elected, shall, if present, preside at meetings of the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the board of directors or as may be prescribed by these bylaws. If there is no chief executive officer or president, then the chairman of the board shall also be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 5.7 of these bylaws.

5.7 CHIEF EXECUTIVE OFFICER

Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the chief executive officer shall, subject to the control of the board of directors, shall be responsible for corporate policy and strategy and general supervision, direction, and control of the business. He or she shall preside at all meetings of the stockholders and, in the absence or nonexistence of a chairman of the board, at all meetings of the board of directors. He or she shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the board of directors or these bylaws.

5.8 PRESIDENT

The president shall be the chief operating officer of the corporation, with general responsibility for the management and control of the operations of the corporation. The president shall, when requested, counsel with and advise the other officers of the corporation and shall perform such other duties as such officer may agree with the chief executive officer or as the board of directors may from time to time determine.

5.9 VICE PRESIDENT

Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chairman of the board, the chief executive officer, or the president.

5.10 SECRETARY

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the board of directors required to be given by law or by these bylaws. He or she shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by these bylaws.

5.11 TREASURER

The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The treasurer shall deposit all money and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the board of directors. He or she shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the chief executive officer and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

5.12 ASSISTANT SECRETARY

The assistant secretary, or, if there is more than one, the assistant secretaries in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors or the stockholders may from time to time prescribe.

5.13 ASSISTANT TREASURER

The assistant treasurer, or, if there is more than one, the assistant treasurers, in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors or the stockholders may from time to time prescribe.

5.14 AUTHORITY AND DUTIES OF OFFICERS

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors or the stockholders.

ARTICLE VI

INDEMNITY

6.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 INDEMNIFICATION OF OTHERS

The corporation shall have the power, to the extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the corporation, (ii) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 INSURANCE

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the General Corporation Law of Delaware.

6.4 ADVANCEMENT

The right to indemnification conferred in the certificate of incorporation and these bylaws shall include the right to be paid by the corporation the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (an "Advancement of Expenses"); provided, however, that an Advancement of Expenses incurred by or on behalf of an indemnitee shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 6.4 or otherwise.

ARTICLE VII

RECORDS AND REPORTS

7.1 MAINTENANCE AND INSPECTION OF RECORDS

The corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

The officer who has charge of the stock ledger of a corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

7.2 INSPECTION BY DIRECTORS

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

7.3 ANNUAL STATEMENT TO STOCKHOLDERS

The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

7.4 REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The chairman of the board, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

ARTICLE VIII

GENERAL MATTERS

8.1 CHECKS

From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3 STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of a corporation shall be represented by certificates, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the corporation by the chairman or vice-chairman of the board of directors, or the chief executive officer, president, or vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of such corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4 SPECIAL DESIGNATION ON CERTIFICATES

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; *provided, however,* that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5 LOST CERTIFICATES

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6 CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7 DIVIDENDS

The directors of the corporation, subject to any restrictions contained in the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock pursuant to the General Corporation Law of Delaware. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors.

8.9 SEAL

The seal of the corporation shall be such as from time to time may be approved by the board of directors.

8.10 TRANSFER OF STOCK

Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

8.11 STOCK TRANSFER AGREEMENTS

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

8.12 REGISTERED STOCKHOLDERS

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.13 SEVERABILITY

If any provision of these bylaws (or any portion, including words or phrases, thereof) or the application of any provision (or any portion, including words or phrases, thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect under applicable law by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances, which unaffected provisions (or portions thereof) shall remain valid, legal and enforceable to the fullest extent permitted by law.

ARTICLE IX

AMENDMENTS

The original or other bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; *provided, however,* that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

ARTICLE X

DISSOLUTION

If it should be deemed advisable in the judgment of the board of directors of the corporation that the corporation should be dissolved, the board, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice to be mailed to each stockholder entitled to vote thereon of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution.

At the meeting a vote shall be taken for and against the proposed dissolution. If a majority of the outstanding stock of the corporation entitled to vote thereon votes for the proposed dissolution, then a certificate stating that the dissolution has been authorized in accordance with the provisions of Section 275 of the General Corporation Law of Delaware and setting forth the names and residences of the directors and officers shall be executed, acknowledged, and filed and shall become effective in accordance with Section 103 of the General Corporation Law of Delaware. Upon such certificate's becoming effective in accordance with Section 103 of the General Corporation Law of Delaware, the corporation shall be dissolved.

Whenever all the stockholders entitled to vote on a dissolution consent in writing, either in person or by duly authorized attorney, to a dissolution, no meeting of directors or stockholders shall be necessary. The consent shall be filed and shall become effective in accordance with Section 103 of the General Corporation Law of Delaware. Upon such consent's becoming effective in accordance with Section 103 of the General Corporation Law of Delaware, the corporation shall be dissolved. If the consent is signed by an attorney, then the original power of attorney or a photocopy thereof shall be attached to and filed with the consent. The consent filed with the Secretary of State shall have attached to it the affidavit of the secretary or some other officer of the corporation stating that the consent has been signed by or on behalf of all the stockholders entitled to vote on a dissolution; in addition, there shall be attached to the consent a certification by the secretary or some other officer of the corporation setting forth the names and residences of the directors and officers of the corporation.

ARTICLE XI

CUSTODIAN

11.1 APPOINTMENT OF A CUSTODIAN IN CERTAIN CASES

The Court of Chancery, upon application of any stockholder, may appoint one or more persons to be custodians and, if the corporation is insolvent, to be receivers, of and for the corporation when:

(a) at any meeting held for the election of directors the stockholders are so divided that they have failed to elect successors to directors whose terms have expired or would have expired upon qualification of their successors; or

(b) the business of the corporation is suffering or is threatened with irreparable injury because the directors are so divided respecting the management of the affairs of the corporation that the required vote for action by the board of directors cannot be obtained and the stockholders are unable to terminate this division; or

(c) the corporation has abandoned its business and has failed within a reasonable time to take steps to dissolve, liquidate or distribute its assets.

11.2 DUTIES OF CUSTODIAN

The custodian shall have all the powers and title of a receiver appointed under Section 291 of the General Corporation Law of Delaware, but the authority of the custodian shall be to continue the business of the corporation and not to liquidate its affairs and distribute its assets, except when the Court of Chancery otherwise orders and except in cases arising under Sections 226(a)(3) or 352(a)(2) of the General Corporation Law of Delaware.

ARTICLE XII

EXCLUSIVE FORUM FOR ADJUDICATION OF DISPUTES

12.1 FORUM FOR ADJUDICATION OF DISPUTES

Unless the board of directors of the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation of the corporation or these bylaws (as any such may be amended from time to time); or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein.